Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 3, 2025

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Registration Statement on Form F-1 filed March 25, 2025

Stephen Kim

Suying Li

Rebekah Reed

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s amendment No. 1 to the registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 2, 2025 on the Company’s registration statement on Form F-1 filed on March 25, 2025 (the “Registration Statement”). The Company has responded to the Staff’s comments by revising the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Amendment No. 1 to the Registration Statement where the language addressing a particular comment appears.

The Company plans to file an amendment to the Registration Statement containing the estimated price range and launch the road show as early as April 9, 2025 and request effective time on April 16, 2025, subject to market conditions. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time once outstanding comments are resolved. The Company would greatly appreciate the Staff’s continuing assistance in meeting the proposed timetable.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Registration Statement on Form F-1 filed March 25, 2025

Description of Share Capital

Ordinary Shares

Conversion Rights, page 156

1.	Please disclose the circumstances under which conversion of the Class B ordinary shares into Class A ordinary shares is mandatory, as set forth in Section 59(d)(ii) of the Fourth Amended and Restated Memorandum and Articles of Association. Provide this disclosure where you discuss the dilution risks associated with your dual-class share structure at page 66 as well.

The Company respectfully advises the Staff that the Company has disclosed the circumstances under which conversion of the Class B ordinary shares into Class A ordinary shares is mandatory on pages 66 and 157.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

(hh) Segment Reporting, page F-26

2.	You state on page F-27 that you have adopted ASU 2023-07 in the consolidated financial statements for the year ended December 31, 2024. Please tell us your consideration for disclosing the information required in ASC 280-10-50-20 through 50-31.

The Company respectfully advises the Staff that the Company has evaluated each of the disclosure requirements in ASC280-10-50-21 through 50-31, as follows, by either referencing to the Company’s disclosure or explaining why such disclosure requirement is not applicable to the Company. In addition, the Company has further expanded the disclosure on Pages F-26.

Required disclosures	The Company's disclosure
General information [280-10-50-21]
Factors used to identify reportable segments

See below disclosure extracted from Note 2(hh)

The Group’s CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group operates and manages its business as a single operating and reportable segment.

Types of products and services by segment	See Note 14.
Title and position of the CODM

See below disclosure extracted from Note 2(hh)

Based on the criteria established by ASC 280, the Group’s CODM has been identified as the founder, chairman of the board of directors and chief executive officer of the Group.

Information about segment profit or loss and assets [280-10-50-22 – 50-29]
Profit or loss measure, with additional measures permitted under certain conditions

See below disclosure added to Note 2(hh) in response to the Staff’s comment.

The Group’s CODM uses consolidated net (loss)/income as the measure of profit or loss to monitor budget versus actual results and decide where to allocate and invest additional resources to continue growth.

April 3, 2025	2

Significant expenses and other segment items

See below disclosure added to Note 2(hh) in response to the Staff’s comment.

Significant segment expenses and other segment items are consistent with the financial information included on the consolidated statements of operations and comprehensive (loss)/income.

Other quantitative profit or loss information	Other quantitative profit and loss information, including revenues from external customers, interest income, interest expense, depreciation and amortization, income tax expense (benefit), share-based compensation and other significant noncash items, are consistent with the financial information included in the consolidated financial statements.
Asset information, including a segment assets measure and quantitative information about segment assets	See below disclosure added to Note 2(hh) in response to the Staff’s comment. The measure of segment assets is reported on the consolidated balance sheet as total assets.
Qualitative measurement disclosures about profit or loss and assets

Since the Group operates and manages its business as a single operating and reportable segment, the disclosure requirements of ASC280-10-50-29(a)-(e) are not applicable. In addition, the below disclosure was added to Note 2(hh) in response to the Staff’s comment.

The Group’s CODM uses consolidated net (loss)/income as the measure of profit or loss to monitor budget versus actual results and decide where to allocate and invest additional resources to continue growth.

Reconciliations (to corresponding consolidated amount) [280-10-50-30 – 280-10-50-31]
Total reportable segment revenues	Since the Group operates and manages its business as a single operating and reportable segment and the measurements of segment profit or loss and segment assets are reported on the consolidated financial statements, such disclosure requirements on reconciliations are not applicable.
Total reportable segment amount for each profit or loss measure
Total reportable segment assets
Total reportable segment amounts for other significant items disclosed, except significant segment expenses and other segment items

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April 3, 2025	3

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner
KPMG Huazhen LLP

April 3, 2025	4